SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of Prospectus for the Merger by Absorption among YPF. S.A., YPF VENTURES S.A.U. and OLEODUCTO LOMA CAMPANA LAGO PELLEGRINI S.A.U., submitted to the Argentine Securities Commission on April 17, 2026.

ITEM 2      Translation of Preliminary Merger Agreement among YPF S.A., YPF VENTURES S.A.U. and OLEODUCTO LOMA CAMPANA – LAGO PELLEGRINI S.A.U., submitted to the Argentine Securities Commission on April 17, 2026.

Explanatory Note and Disclaimer

YPF Sociedad Anónima (“YPF”) is accompanying to this report on Form 6-K English translations of prospectuses filed with the Argentine Securities Commission on April 17, 2026. These prospectuses document a series of strategic corporate reorganization transactions executed between YPF and YPF Ventures S.A. (“YPF Ventures”) and Oleoducto Loma Campana Lago Pellegrini S.A.U. (“OLCLP”), involving a restructuring of ownership interests and operational integration among such entities.

No securities are being offered in connection with the aforementioned prospectuses. To the extent any securities of YPF S.A. are referenced therein, such securities have not been registered with the U.S. Securities and Exchange Commission or the securities commission of any U.S. state in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws.

Complete Merger Prospectus

YPF SA

MERGER BY ABSORPTION OF YPF VENTURES S.A.U.

AND

OLEODUCTO LOMA CAMPANA LAGO PELLEGRINI S.A.U.

This prospectus (the "Prospectus") sets forth the terms and conditions of the merger (the "Merger") of (1) YPF S.A. ("YPF" or the "Absorbing Company") and, (2) YPF VENTURES S.A.U.  (“YPF  VENTURES”) and  OLEODUCTO  LOMACAMPANA  LAGO PELLEGRINI S.A.U. (“OLCLP”) and jointly with YPF VENTURES the “Absorbed Companies”; and the companies mentioned in (1) and (2), jointly, the “Merging Companies” or the “Parties”), to be implemented by YPF’s absorbing the Absorbed Companies in full compliance with the provisions of Sections 82 et seq. of the Argentine General Corporations Law (Ley General de Sociedades) No. 19,550 (the "LGS”, by its acronym in Spanish) and sections 80, 81 et seq. of the Profit Tax Law (Ley de Impuesto a las Ganancias) No. 20,628 (as restated in 2019 by Decree 824/2019), as amended (the "LIG”, by its acronym in Spanish) and sections 172 to 176 of its regulatory decree No. 862/2019. This Prospectus has been prepared in accordance with the regulations issued by the National Securities Commission (Comisión Nacional de Valores) (the "CNV Regulations" and the "CNV”, respectively), the LGS, and other applicable regulations.

The terms and conditions of the Merger were agreed by the Merging Companies under the Preliminary Merger Agreement (the "Preliminary Merger Agreement") dated March 13, 2026, which is pending approval by the respective Extraordinary General Shareholders’ Meeting of YPF and the Extraordinary General Shareholders’ Meeting of the Absorbed Companies, with the quorum and majorities required under the current regulations applicable  to  each  Party  and  their  respective  By-Laws,  as  applicable  (each, an “Extraordinary Shareholders’ Meeting” and jointly, “Extraordinary Shareholders’ Meetings”). The Preliminary Merger Agreement, hereto attached as Exhibit A, the corresponding Individual Financial Statements of YPF ended December 31, 2025, which are taken as Special-Purpose Merger Financial Statements pursuant to section 82 of the LGS, and the Financial Statements of YPF VENTURES and OLCLP ended December 31, 2025, which are taken as Special-Purpose Merger Financial Statements as of December 31, 2025 pursuant to section 82 of the LGS, hereto attached as Exhibit B (jointly, the “ Special-Purpose Merger Financial Statements” as of December 31, 2025”) and the Consolidated Merger Balance Sheet of such companies as of December 31, 2025 (the "Consolidated Merger Balance Sheet”), [(Estado de Situación Patrimonial Consolidado de Fusión], hereto attached as Exhibit C, were approved by the Boards of Directors of the Merging Companies on March 13, 2026.

Among other provisions, the Preliminary Merger Agreement provides that, for all relevant accounting and tax effects, the effective date of merger is January 1st, 2026.

YPF’s capital stock shall not be modified by the Merger. Moreover, it will not be necessary to amend the by-laws of YPF as YPF’s current corporate purpose allows it to undertake the activities carried out by the Absorbed Companies.

The Extraordinary Shareholders’ Meetings for the consideration of the Merger and the corresponding Preliminary Merger Agreement, the Special-Purpose Merger Financial Statements as of December 31, 2025 and the Consolidated Merger Balance Sheet, as well as the dissolution without liquidation of the Absorbed Companies, among other issues, have not been held as of the date of this Prospectus.

Through the submission of this Prospectus and the remaining documentation, the administrative approval of the Merger by the National Securities Commission (Comisión Nacional de Valores) (the “CNV” by its acronym in Spanish) and its registration with the Inspection Board of Legal Entities (Inspección General de Justicia) (the "IGJ") shall be requested. Moreover, the IGJ shall be timely required to approve and register the dissolution without liquidation of the Absorbed Companies.

YPF’s shareholders and the other interested parties may obtain a copy of this Prospectus, the Preliminary Merger Agreement, the Special-Purpose Merger Financial Statements as of December 31, 2025, the Consolidated Merger Balance Sheet and any other documents related to the Merger at the principal place of business of YPF located at Macacha Güemes  515, Autonomous City of Buenos Aires, from Monday to Friday on business days from 10 am to 1 pm and 3 pm to 5 pm (before appearing at the office please contact the Corporate Governance Department at +54 11 5441 5502). Such documentation will also be available on YPF’s corporate website (www.ypf.com) and on the CNV’s website (www.cnv.gob.ar) under the “Financial Information” section, as well as in the other information systems of the markets in which YPF’s securities are traded (in accordance with CNV regulations).

This prospectus must be jointly considered with the exhibits listed below:

•         Exhibit A: Preliminary Merger Agreement

•         Exhibit B: Special-Purpose Merger Financial Statements of YPF and YPF VENTURES and OLCLP as of December 31, 2025;

•         Exhibit C: Consolidated Merger Balance Sheet as of December 31, 2025;

The date of this Prospectus is April 17, 2026

TABLE OF CONTENTS

Summary

Merging Companies

(I)         YPF

(II)        YPF VENTURES

(III)       OLCLP

(1)    Merger Proposal

(2)    Transfer of Assets and Liabilities

(3)    Dissolution of the Absorbed Companies

(4)    Exchange ratio

(5)    No Amendment to the corporate bylaws of YPF required

(6)    Effective date of reorganization

(7)    Public offering of shares and securities

(8)    Extraordinary General Shareholders’ Meetings of YPF, YPF VENTURES and OLCLP

(9)    Management of the Absorbed Companies

(10) Administrative approvals, authorizations and consents

Reasons and Purposes of the Merger

Corporate resolutions approving the Merger

Accounting information

Additional Information

Exhibits

SUMMARY

The main features of the Merger approved by the Boards of Directors of YPF VENTURES and OLCLP and included in the Preliminary Merger Agreement and the selected financial information of the Merging Companies arising from the Special-Purpose Merger Financial Statements as of December 31, 2025 and the Consolidated Merger Balance Sheet are listed below. Therefore, this summary is fully subject to the more detailed information contained in other sections of this Prospectus and the documents referred to above.

Merger Main Characteristics

Merger Type	Merger by Absorption

Absorbing Company	YPF

Absorbed Companies	YPF VENTURES and OLCLP

Preliminary Merger Agreement Execution Date	March 13, 2026

Date of Special-Purpose Merger Financial Statements	December 31, 2025

Date of Consolidated Merger Balance Sheet	December 31, 2025

Date of the Board of Directors’ meetings of
each of the Merging Companies held for the consideration of the Preliminary Merger Agreement, the Special-Purpose Merger Financial Statements as of December 31, 2025

March 13, 2026

Prospectus Date	April 17, 2026

Exchange Ratio

YPF owns 100 % of the outstanding shares of common stock of the Absorbed Companies, as provided in the Preliminary Merger Agreement (Exhibit A). Therefore, YPF shall not increase its capital stock, no conversion ratio shall be established, and no new shares in YPF shall be issued to the shareholders of the Absorbed Companies.

Effective Date of Merger	January 01, 2026

Reorganization Terms and Conditions

The Merger shall be conducted in full compliance with sections 82 et seq. of the LGS and within the reorganization framework established in sections 80, 81 et seq. of the Profit Tax Law No. 20,628 (as restated in 2019 by Decree No. 824/2019), as amended (the “LIG”, by its acronym in Spanish), and sections 172 to 176 of its regulatory decree No. 862/2019; Additionally, the CNV Regulations shall be complied with, specifically Chapter X of Title II of the CNV Regulations.

Management of the Merging Companies

The Parties agree not to restrict the management of the business of Merging Companies and not to grant any warranties from the Effective Date of the Merger until the Merger is effectively registered with the respective regulatory authorities. Notwithstanding the foregoing, the Parties may not perform any acts leading to a material change in their equity, or outside the ordinary course of their business. Any controls aimed at preserving the operation of each of the Merging Companies shall be implemented through ordinary actions performed by their respective Boards of Directors. The Boards of Directors of each of the Merging Companies shall continue performing their duties in order to align their business transactions, in compliance with the integration process already underway. From the date of the Definitive Merger Agreement -and unless the competent authorities shall otherwise require- the management and representation of the Absorbed Companies shall be performed by the Board of Directors and President (respectively) of YPF, and the officers previously exercising such functions in the Absorbed Companies shall cease in such roles (section 84, last paragraph, of the LGS). The Parties ratify all the powers of attorney granted to date, which shall remain in force until they are specifically revoked or until the dissolution by merger of the Absorbed Companies is registered, whichever occurs first.

Public Offering of Securities and Shares	YPF is authorized to make public offering of its securities on the CNV and the US Securities and Exchange Commission of the United States ("SEC") and the New York Stock Exchange (the “NYSE”).

YPF is subject to the supervision of the CNV, and therefore is subject to the provisions of Chapter X, Title II of the CNV Regulations and the regulations of the markets in which its securities are traded.

YPF VENTURES is a private company. It is not admitted to the securities public offering system and its shares are not traded in any local or foreign market.
OLCLP is a private company. It is not admitted to the securities public offering system and its shares are not traded in any local or foreign market.
Upon Merger registration, YPF VENTURES and OLCLP shall in due time request the registration of their dissolution without liquidation with the IGJ.

MERGING COMPANIES

(I)  YPF

YPF Sociedad Anónima, (30-54668997-9) is a corporation (Sociedad Anónima) organized under the laws of the Argentine Republic, with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, Argentina. The Company operates under the laws in force in the Argentine Republic. Its By-Laws were registered on February 5, 1991, under Number 404 of Book 108, Volume "A” of Corporations with the Registry of Commerce (Registro de Comercio) of the Autonomous City of Buenos Aires, under the jurisdiction of the IGJ. Its amended bylaws were registered on June 15, 1993, under Number 5109 of Book 113, Volume “A” of Corporations of the Public Registry of Commerce of the Autonomous City of Buenos Aires under the jurisdiction of the IGJ. The Company is authorized to make public offerings of its securities by Resolution No. 10,094 dated June 17, 1993.

The Company´s main business activity is the survey, exploitation and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their by-products, including any petrochemical and chemical products, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, and the provision of telecommunication services, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains.

YPF’s principal place of business is located at Macacha Güemes 515, (CP 1106) Autonomous City of Buenos Aires, Argentina. Its telephone number is (5411) 5441-0000 and its e-mail address is inversoresypf@ypf.com. The website of YPF is www.ypf.com. The information contained in its website is not incorporated by reference in this Prospectus and is not considered a part hereof.

The capital stock of YPF is represented by 393,312,793 book-entry shares of common stock, with a face value of ten pesos ($10.00) each and one vote per share, as follows: 3,764 Class A shares; 7,624 Class B shares; 40,422 Class C shares; and 393,260,983 Class D shares.

As of the date hereof, the controlling shareholder of YPF is the Argentine Government – Argentine Secretariat of Energy, which holds 51% of the capital stock represented by 220,589,525 Class D shares.

Board of Directors

The Board of Directors of YPF is currently composed of 12 (twelve) regular directors and 7 (seven) alternate directors.

Position	Name	Class of Shares	Term of office
Chairman and Regular Director	Horacio Daniel Marin	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Manuel Adorni	Class A	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Lisandro Catalán	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Martín Maquieyra	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Eduardo Alberto Ottino	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Guillermo Gustavo Koenig	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Emiliano José Mongilardi	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	César Rodolfo Biffi	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Maximiliano DAlessio	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Guillermo Alberto Francos	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	Gerardo Damián Canseco	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Regular Director	José Daniel Álvarez	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	Santiago Martínez Tanoira	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	Silvia Noemí Ayala	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	Mauricio Alejandro Martín	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	María Martina Azcurra	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	Carla Antonela Matarese	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	Pamela Fernanda Verasay	Class D	Shareholders’ Meeting Financial Statements 2026 (*)
Alternate Director	Julio Alejandro Schiantarelli	Class D	Shareholders’ Meeting Financial Statements 2026 (*)

(*) Original term of office of three fiscal years from Shareholders’ Meeting 2024.

It is placed on record that the Board of Directors of YPF shall not be modified as a result of the Merger.

Supervisory Committee

The Supervisory Committee of YPF is composed of 3 (three) regular members (statutory auditors) and 3 (three) alternate members (alternate statutory auditors), as indicated below:

Position	Name	Class of Shares	Term of office
Regular Member	Raquel Inés Orozco	Class A	One fiscal year
Regular Member	Santiago Carlos Lazzati	Class D	One fiscal year
Regular Member	Juan Andrés Gelly y Obes	Class D	One fiscal year
Alternate Member	Vivian Haydeé Stenghele	Class A	One fiscal year
Alternate Member	Alejandro Poli	Class D	One fiscal year
Alternate Member	Alfredo Cayetano Cogorno	Class D	One fiscal year

In compliance with the CNV Regulations, all members of the Supervisory Committee are “independent”.

It is placed on record that YPF’s Supervisory Committee shall not be modified as a result of the Merger.

Pending Registration Procedures with the IGJ

The replacement of Andrea Confini (as Class D regular director) by Maximiliano Dalessio (as Class D regular director), carried out on March 13, 2026 (Section 60 of the LGS No. 19,550) is pending registration by YPF. The filing was registered with the CNV on March 31, 2026.

Publication of the Special-Purpose Merger Financial Statements of YPF with the AIF:ID #3488190.

(II)  YPF VENTURES

YPF VENTURES Sociedad Anónima Unipersonal (33-71622528-9) is a single-shareholder corporation duly organized and existing under the laws of the Argentine Republic, with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, Argentina.

The Company operates under the laws in force in the Argentine Republic, and was registered with Public Registry of Commerce (Registro Público de Comercio) on October 26, 2018 under Number 20,544 Book 92, Volume – of Corporations, correlative number 1,932,812.

The Company’s principal activity is to invest in and contribute capital to companies, enterprises, associations, joint ventures or venture capital institutions, within the scope of Law No. 27,349, whether already incorporated or to be incorporated, in Argentina and/or abroad, for ongoing or future business activities, as well as to provide financing services and engage in financial activities.

The capital stock of YPF VENTURES is represented by 883,833,943 registered, non-endorsable shares of common stock, with one vote per share and a face value of one Peso (ARS 1) each. As of the date hereof, the single shareholder of the Company is YPF. Such capital was registered with the IGJ under No. 278 of Book 125, Volume – of Corporations on January 6, 2026.

Board of Directors

As specified in the Minutes of the General Ordinary Shareholders’ Meeting No. 3 held on May 21, 2025, and Board of Directors’ Meeting No. 44 held on May 21, 2025, the Board of  Directors of YPF VENTURES is currently composed of 3 (three) regular directors and 3 (three) alternate directors, as indicated below:

Position	Name	Term of office
Chairman	Hernán Luis Polverini	One fiscal year
Vice Chairman	Gustavo Ernesto Di Luzio	One fiscal year
Regular Director	Patricio Da Re	One fiscal year
Alternate Director	Carolina Civale	One fiscal year
Alternate Director	Matias Landin	One fiscal year
Alternate Director	Rodrigo Lucas González	One fiscal year

The Board of Directors was registered with the IGJ under No. 21821, Book 124, Volume – of Corporations on November 19, 2025.

Supervisory Committee

The Supervisory Committee of YPF VENTURES is composed of 3 (three) regular members (statutory auditors) and three (3) alternate members (statutory auditors), as detailed below:

Position	Name	Term of Office
Regular Member	Eduardo Baldi	One fiscal year
Regular Member	Luis Rodolfo Bullrich	One fiscal year
Regular Member	María Inés Anchava	One fiscal year
Alternate Member	Juan Manuel Sampietro	One fiscal year
Alternate Member	Francisco Muruzeta	One fiscal year
Alternate Member	Nicolás Perkins	One fiscal year

Pending Registration Procedures with the IGJ

YPF VENTURES has no pending registration procedures with the IGJ.

(III)  OLCLP

OLEODUCTO  LOMA  CAMPANA  LAGO  PELLEGRINI  Sociedad  Anónima Unipersonal (30-71599541-3) is a single-shareholder corporation duly organized and existing under the laws of the Argentine Republic, with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, Argentina. The Company operates under the laws in force in the Argentine Republic, and was registered with Public Registry of Commerce (Registro Público de Comercio) on October 26, 2018 under Number 5,365, Book 89, Volume – of Corporations, correlative number 1,932,871.

The principal activity of the Company is the construction and operation of an oil pipeline in the Argentine Republic, as well as the transportation and storage of oil, the import, export, purchase and sale of raw materials, industrial equipment and machinery, and any other activities related to its principal purpose.

The capital stock of OLCLP is represented by 868,399,016 registered, non-endorsable shares of common stock, with one vote per share and a face value of one Peso (ARS 1) each. As of the date hereof, the single shareholder of the Company is YPF. Such capital was registered with the IGJ under No. 17991, Book 96, Volume – of Corporations on September 13, 2019.

Board of Directors

As evidenced in the Minutes of the General Ordinary Shareholders’ Meeting No. 10 held on May 22, 2025, Board of Directors’ Meeting No. 56 held on May 22, 2025, Extraordinary and General Shareholders’ Meeting No. 11 held on June 4, 2025, the Board of Directors of OLCLP is currently composed of 3 (three) regular directors and 3 (three) alternate directors, as indicated below:

Position	Name	Term of office
Chairman	Horacio Carabajal	One fiscal year
Vice Chairman	Ariel Augusto Andreucci	One fiscal year
Regular Director	Agustin Rebello	One fiscal year
Alternate Director	Jimena Buyatti	One fiscal year
Alternate Director	María Paz Viacava	One fiscal year
Alternate Director	Santiago Hrubisko	One fiscal year

The Board of Directors was registered with the IGJ under No. 20215, Book 124, Volume – of Corporations on October 30, 2025.

Supervisory Committee

The Supervisory Committee of OLCLP is composed of 3 (three) regular members (statutory auditors) and three (3) alternate members (statutory auditors), as detailed below:

Position	Name	Term of office
Regular member	Eduardo Baldi	One fiscal year
Regular member	Luis Rodolfo Bullrich	One fiscal year
Regular member	Marcela Inés Anchava	One fiscal year
Alternate member	Pablo Venarotti	One fiscal year
Alternate member	Francisco Muruzeta	One fiscal year
Alternate member	Nicolás Perkins	One fiscal year

Pending Registration Procedures with the IGJ

OLCLP has no pending registration procedures with the IGJ.

MERGER PROPOSAL

Under the Preliminary Merger Agreement, the Merging Companies agreed to execute the Merger, whereby YPF S.A. (“YPF” or the “Absorbing Company”) shall absorb YPF VENTURES (“YPF VENTURES”) and OLEODUCTO LOMA CAMPANA LAGO

PELLEGRINI S.A.U. (“OLCLP” and jointly with YPF VENTURES, the “Absorbed Companies), which shall be dissolved without going into liquidation. The effects of the Merger are described below.

1. Transfer of assets and liabilities

The Absorbed Companies’ assets and liabilities shall be transferred to YPF, which shall then incorporate into YPF´s equity all the assets, liabilities, rights and obligations of the said companies. The assets and liabilities of the Absorbed Companies shall be incorporated into YPF’ equity at the value thereof recorded in the respective Special-Purpose Merger Financial Statements as of December 31, 2025, effective as from January 1, 2026. Such incorporation shall include the rights and obligations which, for whatever reason, have not been contemplated in the respective Special-Purpose Merger Financial Statements as of December 31, 2025, including all rights and obligations arising or known after the closing date of such Special-Purpose Merger Financial Statements as of December 31, 2025 (i.e., December 31, 2025) as a consequence of acts or activities prior to the closing date.

According to the title reports required by the Real Estate Registry and the Motor Vehicle Registry, there are no registrable assets owned by the Merging Companies that will be transferred to the Absorbing Company as a result of the Merger. It is hereby noted that, as of the date of publication of this Prospectus, the title report from the Real Estate Registry of the Province of Río Negro is pending receipt by OLCLP. In the event that the aforementioned report contains information that must be disclosed, the investor public will be notified in accordance with applicable regulations.

2. Dissolution of the Absorbed Companies

YPF VENTURES AND OLCLP shall be dissolved without liquidation, in compliance with the provisions of Section 94, subsection 7 of the LGS, and the shares representing their capital stock shall consequently be canceled.

3. Exchange Ratio

In light of the fact that, as of the date of the Extraordinary Shareholders’ Meetings, YPF will directly own 100% of the shares of the Absorbed Companies—and as set forth in Exhibit II to the Preliminary Merger Agreement (Exhibit A)—the capital stock will not be increased and, consequently, no new shares of YPF will be issued in connection with the absorption of the Absorbed Companies by the Absorbing Company. Accordingly, no exchange ratio will be established as a result of the Merger..

4. No Amendment to the corporate by-laws of YPF required

As a result of the Merger, and as indicated in paragraph 3 above, the capital stock of YPF will not be modified.

Besides, the Corporate By-Laws of YPF will not be amended as YPF’s corporate purpose allows it to undertake the activities carried out by the Absorbed Companies.

5. Effective date of reorganization

Under the Preliminary Merger Agreement, as from January 1, 2026, 100% of all assets (including real and personal property, patents, trademarks, receivables and intangibles), liabilities, rights and obligations of the Absorbed Companies shall be deemed incorporated into the assets of YPF for all purposes, including accounting and tax purposes, without any reservations or limitations whatsoever.

Under the provisions of Sections 82 and related sections of the LGS, YPF shall acquire title to all rights and obligations of the Absorbed Companies, and the transfer of their respective assets and liabilities shall become effective upon registration of the Definite Merger Agreement with the IGJ, with effect as from January 1, 2026.

6. Public offering of securities

YPF is authorized to make public offerings of its securities on the CNV and the SEC. Its securities are traded on the BYMA and the NYSE.

YPF is subject to the supervision of the CNV, and, therefore, is also subject to the provisions of Chapter X, Title II of the CNV Regulations and the regulations of the markets in which its securities are traded.

The Absorbed Companies are not admitted to the securities public offering system and their shares are not traded in any local or foreign stock exchange.

7.  Extraordinary General Shareholders’ Meetings of YPF, YPF VENTURES and OLCLP

The Extraordinary Shareholders’ Meetings of YPF, YPF VENTURES and OLCLP shall be held on April 30, 2026, within the statutory period to consider, among other issues, the Merger and the respective Preliminary Merger Agreement, the Special-Purpose Merger Financial Statements as of December 31, 2025, the Consolidated Merger Balance Sheet and the dissolution without liquidation of the Absorbed Companies, as appropriate.

Such Extraordinary Shareholders’ Meetings were called by the respective Boards of  Directors of the Merging Companies, whose meetings were held on the following dates:

•         YPF: by Board of Directors’ meeting of March 27, 2026

•         YPF VENTURES: by Board of Directors’ Meeting of April 6, 2026

•         OLCLP: by Board of Directors’ meeting of April 6, 2026

Once such Extraordinary Shareholders’ Meetings have been called and held, the Merging Companies shall publish a notice of merger for 3 (three) days in accordance with the provisions of section 83, subsection 3) of the LGS. Such notice shall include, among other information, the value of the assets and liabilities to be transferred, the execution date of the Preliminary Merger Agreement and the dates of the corporate resolutions approving it. Creditors of the Merging Companies may file objections to the Merger within a term of fifteen (15) days from the last publication of such notice. Any creditors objecting to the Merger will have twenty (20) additional days upon the expiration of the said 15-day term to obtain a warrant of attachment from a court in those cases in which they have not been paid off or properly secured.

Upon the expiration of the terms mentioned above, the representatives of the Merging Companies shall execute the Definitive Merger Agreement (the "Definitive Merger Agreement") before a notary public and shall file it with the CNV and the relevant regulatory authorities to obtain the approval and subsequent registration of the Merger and dissolution without liquidation of the Absorbed Companies. Once the Definitive Merger Agreement has been approved and registered with the IGJ, the Merger shall be binding upon and enforceable against third parties.

8. Management of the Absorbed Companies

The Parties agree not to impose limitations on the management of their respective activities and not to grant any warranties from the Effective Date of the Merger until the Merger is effectively registered for the regular performance of their operations. From the date of the Definitive Merger Agreement -and unless the competent authorities provide otherwise- the management and representation of the Absorbed Companies shall be performed by the Board of Directors and President (respectively) of YPF, and the officers previously exercising such functions in the Absorbed Companies shall cease in such roles (section 84, last paragraph, of the LGS). From the Effective Date of Merger until the registration of the Definitive Merger Agreement with the IGJ, all acts performed and carried out by the Absorbed Companies as a result of the management of the businesses to be merged shall be considered as carried out on behalf of YPF. YPF shall conduct its business in such a way so as to avoid any acts that might lead to material changes in the composition of the merged equities until the registration of the Definitive Merger Agreement with the IGJ.

9. Administrative approvals, authorizations and consents

It is hereby placed on record that this Merger does not require any prior notice or review by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia), as it is an intragroup reorganization and, therefore, there has been no “change of control” as defined in section 7 and related sections of Law No. 27,442. Besides, this Merger does not require any other administrative consent.

REASONS AND PURPOSES OF THE MERGER

The Merger is carried out with the purpose of improving administrative efficiency, reducing and rationalizing operating costs, and generating administrative and tax savings, as well as simplifying the corporate structure and optimizing the technical, administrative and financial structures of the companies involved. Accordingly, it is deemed advisable to centralize business management within a single corporate entity in order to manage the activities of the participating companies in a uniform and coordinated manner, thereby achieving proper planning, reducing costs and optimizing resources.

CORPORATE RESOLUTIONS APPROVING THE MERGER

The Preliminary Merger Agreement, the respective Special-Purpose Merger Financial Statements as of December 31, 2025 and the Consolidated Merger Balance Sheet of the Merging Companies were approved by the respective Board of Directors of each of the Merging Companies on March 13, 2026.

Under the Preliminary Merger Agreement, the Merging Companies agreed that (i) the Merger must be approved by the Extraordinary Shareholders’ Meetings, for which purpose the parties agreed to submit to the consideration of their respective Boards of Directors, the approval of the Preliminary Merger Agreement, the authorization for the execution of the Definitive Merger Agreement and the dissolution without liquidation of the Absorbed Companies, as applicable, among other issues; and (ii) should the Extraordinary Shareholders’ Meeting of the Absorbing Company, or the Extraordinary Shareholders’ Meeting of the Absorbed Companies fail to approve it, the Preliminary Merger Agreement shall be null and void.

ACCOUNTING INFORMATION

In compliance with the provisions of Section 83 of the LGS, Section 146, subsection 3 of IGJ General Resolution No. 15/2024, Section 3, subsection 6, Part I, Chapter X, Title II of the CNV Regulations, and Section 104, subsection 4, Chapter IX, Title II of the ByMA Regulations, as well as any other applicable legal and regulatory provisions, the Merging Companies have prepared a Consolidated Merger Balance Sheet based on consistent and identical valuation criteria in compliance with the IFRS, since the Absorbing Company is admitted to the securities public offering system, and, therefore, it is required to prepare its financial statements in accordance with the IFRS. Such Consolidated Merger Balance Sheet has been prepared based on the information reported in the Special-Purpose Merger Financial Statements as of December 31, 2025 of each of the Merging Companies, all of which have been audited by Deloitte & Co. S.A., including, where applicable, presentation and measurement adjustments to align such information with IFRS.

As set forth in Section 7 of the Preliminary Merger Agreement, in light of the fact that, as of the date of the Extraordinary Shareholders’ Meetings, YPF directly owns 100% of the shares of YPF VENTURES and OLCLP, the capital stock of YPF will not be increased and no new shares will be issued as a result of the Merger; accordingly, no exchange ratio shall apply.

ADDITIONAL INFORMATION

The Special-Purpose Merger Financial Statements of YPF, YPF VENTURES and OLCLP as of December 31, 2025 and the Consolidated Merger Balance Sheet as of like date, were filed with the CNV and may be consulted on the CNV’s website (www.cnv.gob.ar). Besides, shareholders wishing to do so may request printed copies of this Prospectus and the Exhibits hereto at the registered offices of YPF, located at Macacha Güemes 515, Autonomous City of Buenos Aires.

The Consolidated Merger Balance Sheet as of December 31, 2025 is provided on the following page.

CONSOLIDATED MERGER BALANCE SHEET AS OF 12/31/2025

	Notes	YPF Sociedad Anónima	Oleoducto Loma Campana – Lago Pellegrini Sociedad Anónima Unipersonal (1)	YPF Ventures Sociedad Anónima Unipersonal	Subtotal	Eliminations and adjustments	Consolidated Merger Balance Sheet
ASSETS
Non-current assets
Intangible assets	5	666,586	-	-	666,586	-	666,586
Property, plant and equipment	6	25,767,093	59,079	-	25,826,172	74,075	25,900,247
Right-of-use assets	7	773,945	-	-	773,945	-	773,945
Investments in subsidiaries, associates and joint		5,103,965	-	-	5,103,965	(156,654)	4,947,311
ventures	8
Other receivables	11	915,442	-	-	915,442	-	915,442
Trade receivables	12	7,497	-	-	7,497	-	7,497
Investments in financial assets	13	-	-	1	1	(1)	-
Total non-current assets		33,234,528	59,079	1	33,293,608	(82,580)	33,211,028
Current assets
Assets held for sale	9	1,479,221	-	-	1,479,221	-	1,479,221
Inventories	10	2,030,240	-	-	2,030,240	-	2,030,240
Other receivables	11	1,574,913	92	676	1,575,681	(135)	1,575,546
Trade receivables	12	1,997,286	2,512	-	1,999,798	(1,375)	1,998,423
Investments in financial assets	13	369,335	6,073	-	375,408	(6,073)	369,335
Cash and cash equivalents	14	969,615	18,125	338	988,078	-	988,078
Total current assets		8,420,610	26,802	1,014	8,448,426	(7,583)	8,440,843
TOTAL ASSETS		41,655,138	85,881	1,015	41,742,034	(90,163)	41,651,871
SHAREHOLDERS’ EQUITY
Capital		3,921	868	884	5,673	(1,752)	3,921
Adjustment to capital		6,081	-	-	6,081	-	6,081
Treasury shares		12	-	-	12	-	12
Adjustment to treasury shares		20	-	-	20	-	20
Share-based benefit plans		9,323	-	-	9,323	-	9,323
Acquisition cost of treasury shares		(34,274)	-	-	(34,274)	-	(34,274)
Share trading premium		13,707	-	-	13,707	-	13,707
Issuance premiums		640	-	-	640	-	640
Legal reserve		1,141,047	66	-	1,141,113	(66)	1,141,047
Reserve for investments		9,553,655	-	-	9,553,655	-	9,553,655
Reserve for purchase of treasury shares		48,146	-	-	48,146	-	48,146

Voluntary reserve		-	13,301	-	13,301	(13,301)	-
Other comprehensive income		6,039,399	27,305	7,514	6,074,218	(34,819)	6,039,399
Retained earnings		(1,096,460)	39,589	(7,398)	(1,064,269)	(32,191)	(1,096,460)
TOTAL EQUITY		15,685,217	81,129	1,000	15,767,346	(82,129)	15,685,217
LIABILITIES
Non-current liabilities
Provisions	15	832,445	-	-	832,445	-	832,445
Contract liabilities		261,205	-	-	261,205	-	261,205
Deferred income tax liabilities, net	16	424,695	1,737	-	426,432	-	426,432
Income tax payable		1,203,230	-	-	1,203,230	-	1,203,230
Tax charges	17	26,459	-	-	26,459	-	26,459
Salaries and social security	18	83,504	-	-	83,504	-	83,504
Lease liabilities		396,386	-	-	396,386	-	396,386
Loans	19	11,985,419	-	-	11,985,419	-	11,985,419
Other liabilities	20	485,080	-	-	485,080	-	485,080
Accounts payable	21	8,404	-	-	8,404	-	8,404
Total non-current liabilities		15,706,827	1,737	-	15,708,564	-	15,708,564
Current liabilities
Liabilities associated with assets held for sale		1,713,545	-	-	1,713,545	-	1,713,545
Provisions	15	317,030	-	-	317,030	-	317,030
Contract liabilities		65,921	-	-	65,921	-	65,921
Income tax payable		72,175	1,463	-	73,638	-	73,638
Tax charges	17	234,184	118	1	234,303	-	234,303
Salaries and social security	18	358,486	-	-	358,486	-	358,486
Lease liabilities		432,423	-	-	432,423	-	432,423
Loans	19	3,380,344	-	-	3,380,344	(6,073)	3,374,271
Other liabilities	20	593,879	-	1	593,880	-	593,880
Accounts payable	21	3,095,107	1,434	13	3,096,554	(1,961)	3,094,593
Total current liabilities		10,263,094	3,015	15	10,266,124	(8,034)	10,258,090
TOTAL LIABILITIES		25,969,921	4,752	15	25,974,688	(8,034)	25,966,654
TOTAL LIABILITIES AND SHAREHOLDERS’EQUITY		41,655,138	85,881	1,015	41,742,034	(90,163)	41,651,871

EXHIBITS

•         Exhibit A: Preliminary Merger Agreement.

•         Exhibit B: Special-Purpose Financial Statements of YPF S.A., YPF VENTURES S.A.U. and OLEODUCTO LOMA CAMPANA-LAGO PELLEGRINI S.A.U. as of December 31, 2025.

•         Exhibit C: Consolidated Merger Balance Sheet as of December 31, 2025.

PRELIMINARY MERGER AGREEMENT

Between (i) YPF S.A. (“YPF” or “Absorbing Company”), with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, represented by Horacio Daniel Marin, in his capacity as President; and

(ii)     YPF VENTURES S.A.U. (“YPF VENTURES”) with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, represented by Gustavo Di Luzio, in his capacity as Vice President, and;

(iii) OLEODUCTO LOMA CAMPANA – LAGO PELLEGRINI S.A.U. (“OLCLP”, jointly with YPF VENTURES, the “Absorbed Companies”; both jointly with YPF, the Parties” or the “Merging Companies”) with registered office at Macacha Güemes, Autonomous City of Buenos Aires, represented by Horacio Carbajal, in his capacity as President, and

WHEREAS:

(a)   YPF is a corporation (sociedad anónima) duly organized and existing under the laws of the Argentine Republic, with its By-Laws registered on February 5, 1991 under number 404 of Book 108, Volume “A” of Corporations, with the Public Registry of Commerce (Registro Público de Comercio) for the Autonomous City of Buenos Aires, under the jurisdiction of the Inspection Board of Legal Entities (Inspección General de Justicia) for the Autonomous City of Buenos Aires, Argentine Republic (hereinafter, the “IGJ”); and whose Amended By-Laws were registered on June 15, 1993 under Number 5109, Book 113, Volume “A” of Corporations, with the Public Registry of Commerce for the Autonomous City of Buenos Aires, under the jurisdiction of the IGJ;

(b)   YPF VENTURES is a single-shareholder corporation (sociedad anónima unipersonal) duly organized and existing under the laws of the Argentine Republic, registered with the IGJ on October 26, 2018 under Number 20544, Book 92, Volume – of Corporations;

(c)  OLCLP is a single-shareholder corporation duly organized and existing under the laws of the Argentine Republic and registered with the IGJ on March 26, 2018 under Number 5365, Book 89, Volume - of Corporations;

(d)  YPF directly owns 100% of the capital stock of the Absorbed Companies

(e)   The Parties have discussed the possibility of effecting an intragroup corporate reorganization in the form of a merger by absorption pursuant to section 82 et seq. of the Argentine General Corporations Law (Ley General de Sociedades) No. 19,550, as amended (“LGS”, by its acronym in Spanish), and sections 80, 81 and related sections of the Profit Tax Law No. 20,628 (as restated in 2019 by Decree No. 824/2019)(“LIG, by its acronym in Spanish”), and sections 172 to 176 of its regulatory decree No. 862/2019;

(f)   The Parties consider the merger by absorption by YPF of YPF VENTURES and OLCLP is convenient to centralize the business management of the companies under one single corporate organization, thereby obtaining operational and economic benefits related to the achievement of higher operating efficiency and effectiveness, enhanced use of available resources, and technical, administrative and financial structures, as well as the rationalization and reduction of associated costs.

The Parties agree to execute this Preliminary Merger Agreement, subject to the approvals by the respective shareholders’ meetings and pursuant to section 82 and related sections of the LGS, the regulations of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Listing Regulations of Bolsas y Mercados Argentinos S.A. (“ByMA”), the regulations of the IGJ, and other applicable statutory and regulatory rules, and the following terms and conditions.

FIRST: The Parties have agreed to the merger of the Absorbed Companies by the Absorbing Company through the absorption by YPF, as absorbing company, of YPF VENTURES and OLCLP, as Absorbed Companies. Therefore, the Absorbed Companies are dissolved without liquidation, in compliance with section 82 and related sections of the LGS, and sections 80, 81 and related sections of the LIG, and sections 105 to 109 of the LIG regulatory decree No. 862/2019 (the “Merger”).

SECOND: The main reasons considered for carrying out the Merger are to improve administrative efficiency; reduce and streamline operating costs; generate administrative and tax savings; and simplify the corporate structure, as well as to optimize the Parties’ technical, administrative, and financial structures. Accordingly, it is advisable to centralize business management within a single corporate entity, thereby enabling the Parties’ activities to be conducted in a uniform and coordinated manner, in order to achieve proper planning, reduce costs, and optimize resources.

THIRD: The Parties agree that, for all applicable accounting and tax purposes, the Merger shall have retroactive effects as from January 1, 2026 12 a.m. (the “Effective Date of Merger”).

FOURTH: As from the Effective Date of Merger, YPF shall take over the activities of the Absorbed Companies.

As from the Effective Date of Merger and until final registration of the Merger with the applicable regulatory authorities, the operations of the Absorbed Companies shall be deemed to have been made in the name and on behalf of YPF. YPF shall take over all the assets and liabilities of the Absorbed Companies.

FIFTH: The Merger is conducted on the basis of the values disclosed in the respective (i) Special-Purpose Financial Statements of each of the Parties (jointly, the “Special-Purpose Merger Financial Statements”) and (ii) the Consolidated Merger Balance Sheet, all of them as of December 31, 2025 (the documents indicated in (i) and (ii), jointly, hereinafter the “Financial Statements”), which include, respectively, their accompanying Notes and Exhibits, the Auditor’s Report and the Supervisory Committee’s Report, attached hereto as Exhibit I. Notwithstanding the foregoing, should any competent authority or regulatory agency require any modification to the Financial Statements, and as long as such modification relates to a formal or procedural matter, or some other aspect that is not substantial in relation to the Merger, the Parties, through their representatives, may make such modifications without the need to amend the Preliminary Merger Agreement.

SIXTH: The Consolidated Merger Balance Sheet has been prepared by the management of the Parties based on consistent and identical valuation criteria and have been signed by their respective legal representatives with an opinion from the Supervisory Committee, an Auditor’s Report and certified by a duly licensed Certified Public Accountant. The Special-Purpose Financial Statements were approved by the Board of Directors of each of the Parties, signed by their respective legal representatives, with the opinion of the respective Supervisory Committees or Statutory Auditors, as appropriate, an Auditor’s Report and certified by a duly licensed Certified Public Accountant. The Financial Statements shall be made available to the shareholders of the Merging Companies in due time and manner and shall be timely recorded in the pertinent books.

SEVENTH: It is placed on record that the incorporation of the assets and liabilities of the Absorbed Companies into YPF’s equity shall be carried out as of the Effective Date of Merger, at the value thereof recorded in the Special Merger Financial Statements attached hereto as Exhibit I.

YPF directly owns 100% of the outstanding shares of common stock of the Absorbed Companies, as specified in Exhibit II. Accordingly, YPF’s capital stock shall not be increased, no exchange ratio shall be established, and no new shares of YPF shall be issued to the shareholders of the Absorbed Companies.

EIGHTH: The Parties agree that the By-Laws of YPF shall not be amended as a consequence of the Merger since YPF’s current corporate purpose allows it to undertake the activities of the Absorbed Companies.

NINTH:

9.1.   The Parties agree that no limitations shall be imposed on the management of the affairs of the Merging Companies, and that no warranty shall be granted from the Effective Date of Merger until the Merger is effectively registered with the applicable regulatory authorities.

9.2.  Notwithstanding the foregoing, the Absorbed Companies shall not perform any act leading to a material change in its equity or outside the ordinary course of their business.

9.3.   Controls aimed at preserving the operations of the Merging Companies shall be conducted through ordinary actions performed by their respective boards of directors. The directors of the Merging Companies will continue performing their duties with the purpose of aligning their business transactions, in compliance with the integration process already underway. From the date of the Definitive Merger Agreement –and unless otherwise required by the competent authorities- the management and the representation of YPF VENTURES and OLCLP shall be undertaken by the Board of Directors and President of YPF (respectively), and the officers previously exercising such functions in the Absorbed Companies shall cease in such roles (section 84, last paragraph of the LGS).

TENTH: This Preliminary Merger Agreement shall be filed with the CNV - YPF’s corporate regulatory authority - as well as with the IGJ - the corporate regulatory authority of YPF VENTURES and OLCLP-and shall be approved at the Extraordinary Shareholders’ Meetings to be held by each company, with the quorum and majorities required by the regulations applicable to each Party and their respective Corporate By-Laws (each a “Extraordinary Shareholders’ Meeting” and jointly, the “Extraordinary Shareholders’ Meetings”).

ELEVENTH:

11.1. The publication specified in section 83, subsection 3 of the LGS shall be timely made.

11.2 .In the event that, pursuant to the LGS, any creditor timely objects to the merger, the Board of Directors of YPF shall be entitled to determine the way in which such creditor shall be paid off or provided with a guarantee.

TWELFTH: The Parties hereby ratify all powers of attorney granted by them to date, which shall remain in full force and effect until their revocation or until the registration of the dissolution by merger of YPF VENTURES and OLCLP, whichever occurs first.

THIRTEENTH: The Parties acknowledge that this Preliminary Merger Agreement has been approved by the Board of Directors of each of the Parties, subject to the approval thereof, as well as of all its effects, by their respective Extraordinary Shareholders’ Meetings. Should the Extraordinary Shareholders’ Meeting of any of the Parties resolve not to approve it, this Preliminary Merger Agreement shall be null and void with respect to that Party.

FOURTEENTH: All acts necessary for this Merger to become effective, including any administrative proceedings to comply with the statutory requirements for the approval of the resolutions passed at Extraordinary Shareholders’ Meetings confirming the same, as the case may be, shall be performed by the members of the Board of Directors of each company or by any person appointed to such end at the Extraordinary Shareholders’ Meetings of each company.

FIFTEENTH:

15.1.   Upon compliance with the requirements mentioned in the preceding clauses, the Definitive Merger Agreement, containing the terms required under section 83, subsection 4 of the LGS, shall be executed by the representatives of the companies. In addition, the transfers of any recordable assets arising from the Merger may be effected through the aforementioned documentation.

15.2.    The Definitive Merger Agreement shall be filed with the pertinent regulatory authorities having jurisdiction over the Parties, and the corresponding registrations shall be made.

SIXTEENTH: All administrative expenses in connection with the Merger shall be exclusively borne by YPF, provided this Preliminary Merger Agreement has been approved by the respective Extraordinary Shareholders’ Meetings. Otherwise, such expenses shall be paid in equal parts by the Parties.

SEVENTEENTH: This Merger entails the reorganization of YPF pursuant to sections 80 and 81 of the LIG, and sections 172 to 176 of its regulatory decree. For tax purposes and for purposes of determining the effective date of the tax reorganization, in accordance with the provisions of Sections 80 and 81 of the LIG and Sections 172 through 176 of its regulatory decree, January 1, 2026 is defined as the date on which the successor company started performing the activities previously carried out by the predecessor companies, and December 31, 2025 as the date on which the latter ceased such activities.

EIGHTEENTH: Finally, the Parties agree that any conflict or controversy arising out of, or in connection with, the application or performance of this Agreement, as well as any legal effect resulting from the performance hereof, shall be submitted to the jurisdiction of Ordinary Commercial Courts of the Autonomous City of Buenos Aires, expressly waiving any other venue or jurisdiction to which they may be entitled to.

IN WITNESS WHEREOF, the Parties hereto execute 3 (three) copies of this Agreement in the Autonomous City of Buenos Aires, on March 13, 2026.

YPF S.A.	YPF VENTURES S.A.U.
Horacio Marin	Gustavo Di Luzio
President	Vice President

OLEODUCTO LOMA CAMPANA-LAGO PELLEGRINI S.A.U.
Horacio Carbajal
President

Exhibit I

Special-Purpose Merger Financial Statements of the Merging Companies as of December 12, 2025 and Consolidated Merger Balance Sheet

Exhibit II

Description of YPF’s equity interest in the Absorbed Companies

YPF VENTURES

YPF S.A.	883,833,943	100%
Registered non-endorsable shares of common stock with a face value of $ 1 peso each

OLCLP

YPF S.A.	868,399,016	100%
Registered non-endorsable shares of common stock with a face value of $ 1 peso each

•  Exhibit B: Special-Purpose Financial Statements of YPF S.A., YPF VENTURES S.A.U. and OLEODUCTO LOMA CAMPANA-LAGO PELLEGRINI S.A.U. as of December 31, 2025.

•  Exhibit C: Consolidated Merger Balance Sheet as of December 31, 2025.

All the documentation related to the Merger and this Prospectus has been filed with the Argentine Securities Commission (Comisión Nacional de Valores – “CNV”). Such documentation is publicly available on the CNV’s website and on YPF S.A.’s website at: https://aif2.cnv.gov.ar/presentations/publicview/c4a7fe7a-3d39-4755-a235-fe770c9f0257 and https://investors.ypf.com/Shareholders-meeting.html?_gl=1*1x5mak2*_gcl_au*MjYyMzMzNDkuMTc3MjczNzgzOQ..*_ga*MTQ0MjAzNjIxNS4xNzQ3MDc3NzY4*_ga_1H5RMH0BHL*czE3NzY2ODM1MTkkbzU5JGcxJHQxNzc2Njg0NDEyJGozMiRsMCRoMA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 17, 2026	By:	/s/ Margarita Chun

	Name:	Margarita Chun
	Title:	Market Relations Officer